UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

PBF Logistics LP (the “Issuer”)
(Name of Issuer)
Common Units
(Title of Class of Securities)

69318Q104
(CUSIP Number)

August 14, 2017
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed: ☐ Rule 13d-1(b) ☒ Rule 13d-1(c) ☐ Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 69318Q104	Page 2 of 15 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Carlos Slim Helú
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION
México
NUMBER OF	5	SOLE VOTING POWER - 0 -
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 2,156,204 Common Units (See Item 4(c))
EACH REPORTING	7	SOLE DISPOSITIVE POWER - 0 -
PERSON WITH	8	SHARED DISPOSITIVE POWER 2,156,204 Common Units (See Item 4(c))
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,156,204 Common Units (See Item 4(a))
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.1% of the total Common Units outstanding (See Item 4(b))
12	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 69318Q104	Page 3 of 15 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Carlos Slim Domit
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION
México
NUMBER OF	5	SOLE VOTING POWER - 0 -
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 2,156,204 Common Units (See Item 4(c))
EACH REPORTING	7	SOLE DISPOSITIVE POWER - 0 -
PERSON WITH	8	SHARED DISPOSITIVE POWER 2,156,204 Common Units (See Item 4(c))
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,156,204 Common Units (See Item 4(a))
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.1% of the total Common Units outstanding (See Item 4(b))
12	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 69318Q104	Page 4 of 15 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Marco Antonio Slim Domit
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION
México
NUMBER OF	5	SOLE VOTING POWER - 0 -
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 2,156,204 Common Units (See Item 4(c))
EACH REPORTING	7	SOLE DISPOSITIVE POWER - 0 -
PERSON WITH	8	SHARED DISPOSITIVE POWER 2,156,204 Common Units (See Item 4(c))
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,156,204 Common Units (See Item 4(a))
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.1% of the total Common Units outstanding (See Item 4(b))
12	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 69318Q104	Page 5 of 15 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Patrick Slim Domit
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION
México
NUMBER OF	5	SOLE VOTING POWER - 0 -
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 2,156,204 Common Units (See Item 4(c))
EACH REPORTING	7	SOLE DISPOSITIVE POWER - 0 -
PERSON WITH	8	SHARED DISPOSITIVE POWER 2,156,204 Common Units (See Item 4(c))
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,156,204 Common Units (See Item 4(a))
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.1% of the total Common Units outstanding (See Item 4(b))
12	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 69318Q104	Page 6 of 15 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
María Soumaya Slim Domit
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION
México
NUMBER OF	5	SOLE VOTING POWER - 0 -
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 2,156,204 Common Units (See Item 4(c))
EACH REPORTING	7	SOLE DISPOSITIVE POWER - 0 -
PERSON WITH	8	SHARED DISPOSITIVE POWER 2,156,204 Common Units (See Item 4(c))
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,156,204 Common Units (See Item 4(a))
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.1% of the total Common Units outstanding (See Item 4(b))
12	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 69318Q104	Page 7 of 15 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Vanessa Paola Slim Domit
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION
México
NUMBER OF	5	SOLE VOTING POWER - 0 -
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 2,156,204 Common Units (See Item 4(c))
EACH REPORTING	7	SOLE DISPOSITIVE POWER - 0 -
PERSON WITH	8	SHARED DISPOSITIVE POWER 2,156,204 Common Units (See Item 4(c))
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,156,204 Common Units (See Item 4(a))
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.1% of the total Common Units outstanding (See Item 4(b))
12	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 69318Q104	Page 8 of 15 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Johanna Monique Slim Domit
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION
México
NUMBER OF	5	SOLE VOTING POWER - 0 -
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 2,156,204 Common Units (See Item 4(c))
EACH REPORTING	7	SOLE DISPOSITIVE POWER - 0 -
PERSON WITH	8	SHARED DISPOSITIVE POWER 2,156,204 Common Units (See Item 4(c))
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,156,204 Common Units (See Item 4(a))
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.1% of the total Common Units outstanding (See Item 4(b))
12	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 69318Q104	Page 9 of 15 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Inversora Carso, S.A. de C.V., formerly known as Inmobiliaria Carso, S.A. de C.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION
México
NUMBER OF	5	SOLE VOTING POWER - 0 -
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 2,156,204 Common Units (See Item 4(c))
EACH REPORTING	7	SOLE DISPOSITIVE POWER - 0 -
PERSON WITH	8	SHARED DISPOSITIVE POWER 2,156,204 Common Units (See Item 4(c))
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,156,204 Common Units (See Item 4(a))
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.1% of the total Common Units outstanding (See Item 4(b))
12	TYPE OF REPORTING PERSON* HC

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 69318Q104	Page 10 of 15 Pages

Item 1.
(a)	Name of Issuer: PBF Logistics LP (the “Issuer”)
(b)	Address of Issuer’s Principal Executive Offices: One Sylvan Way, Second Floor Parsippany, New Jersey 07054
Item 2.
(a)

Name of Persons Filing:

This statement is filed pursuant to Rule 13d-2(b) under the U.S. Securities Exchange Act of 1934, as amended (the “Act”), by the persons listed below (the “Reporting Persons”).

(1)

Carlos Slim Helú, Carlos Slim Domit, Marco Antonio Slim Domit, Patrick Slim Domit, María Soumaya Slim Domit, Vanessa Paola Slim Domit and Johanna Monique Slim Domit (collectively, the “Slim Family”). The members of the Slim Family are beneficiaries of a Mexican trust which in turn owns all of the outstanding voting securities of Inversora Carso, S.A. de C.V, formerly known as Inmobiliaria Carso, S.A. de C.V. (“Inversora Carso”).

(2)

Inversora Carso, a sociedad anónima de capital variable organized under the laws of the United Mexican States (“Mexico”), is a holding company with portfolio investments in various companies. Inversora Carso owns all of the outstanding voting securities of Control Empresarial de Capitales S.A. de C.V.

(b)

Address of Principal Business Office:

(i) The principal business address for each member of the Slim Family is:

Paseo de las Palmas 736
Colonia Lomas de Chapultepec
11000 Ciudad de México,
México

(ii) Inversora Carso’s principal business address is:

Lago Zurich 245
Presa Falcon, Piso 20
Colonia Granada Ampliación
11529 Ciudad de México,
México

(c)	Citizenship: Each member of the Slim Family is a Mexican citizen and Inversora Carso is a Mexican corporation.

CUSIP No. 69318Q104	Page 11 of 15 Pages

(d)	Title of Class of Securities: Common Units
(e)	CUSIP Number: 69318Q104
Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a(n):
(a)	Broker or dealer registered under Section 15 of the Act;

(b)	Bank as defined in Section 3(a)(6) of the Act;

(c)	Insurance company as defined in Section 3(a)(19) of the Act;

(d)	Investment company registered under Section 8 of the Investment Company Act;

(e)	Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	Parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act; or

(j)	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).
Item 4.	Ownership.
(a)

Amount Beneficially Owned:

As of the date of this filing, (i) Inversora Carso, directly or indirectly, owns 2,156,204 Common Units, and (ii) the Slim Family, which are beneficiaries of a Mexican trust that in turn owns all of the issued and outstanding voting equity securities of Inversora Carso, may be deemed to beneficially own indirectly the Common Units beneficially owned, directly or indirectly, by Inversora Carso.

(b)	Percent of Class:

The Common Units beneficially owned by the Slim Family constitute approximately 5.1% of the 41,892,785 issued and outstanding Common Units, as reported in the Form 10-Q filed by the Issuer with the Securities and Exchange Commission on August 3, 2017.

The Common Units beneficially owned by Inversora Carso constitute approximately 5.1% of the 41,892,785 issued and outstanding Common Units, as reported in the Form 10-Q filed by the Issuer with the Securities and Exchange Commission on August 3, 2017.

CUSIP No. 69318Q104	Page 12 of 15 Pages

(c)	Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote: -0-
(ii) Shared power to vote or to direct the vote: As to the Slim Family: 2,156,204 Common Units As to Inversora Carso: 2,156,204 Common Units
(iii) Sole power to dispose or to direct the disposition of: -0-
(iv) Shared power to dispose or direct the disposition of: As to the Slim Family: 2,156,204 Common Units As to Inversora Carso: 2,156,204 Common Units
Item 5.	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:

Item 6.	Ownership of More than Five Percent on Behalf of Another Person. Not applicable.
Item 7.

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Common Units reported as beneficially owned by Inversora Carso include Common Units owned by its subsidiary Control Empresarial de Capitales S.A. de C.V.

Item 8.

Identification and Classification of Members of the Group.

The identity of each member of the group filing this schedule is as follows: Carlos Slim Helú, Carlos Slim Domit, Marco Antonio Slim Domit, Patrick Slim Domit, María Soumaya Slim Domit, Vanessa Paola Slim Domit, Johanna Monique Slim Domit, and Inversora Carso, S.A. de C.V.

Item 9.	Notice of Dissolution of Group. Not applicable.
Item 10.	Certifications.

CUSIP No. 69318Q104	Page 13 of 15 Pages

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

The Powers of Attorney for the members of the Slim Family and Inversora Carso, which are filed as exhibits to Amendment No. 1 to the Schedule 13G filed by the Reporting Persons with the U.S. Securities and Exchange Commission on February 14, 2014 in respect of their ownership in equity shares of YPF Sociedad Anónima are hereby incorporated herein by reference. The Joint Filing Agreement among the members of the Slim Family and Inversora Carso is filed as Exhibit 99-1 to this Schedule 13G.

CUSIP No. 69318Q104	Page 14 of 15 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Carlos Slim Helú

Carlos Slim Domit	By: /s/ Javier Foncerrada Izquierdo
Javier Foncerrada Izquierdo
Marco Antonio Slim Domit	Attorney-in-Fact
August 21, 2017
Patrick Slim Domit

María Soumaya Slim Domit

Vanessa Paola Slim Domit

Johanna Monique Slim Domit

INVERSORA CARSO, S.A. DE C.V.

By: Armando Ibáñez Vasquez Title: Attorney-in-Fact

CUSIP No. 69318Q104	Page 15 of 15 Pages

Exhibit Index

Exhibit 99.1 Joint Filing Agreement, dated as of August 21, 2017, by and between the Slim Family and Inversora Carso.